UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                   ElderTrust
                                ----------------
                                (Name of Issuer)

                         Shares of Beneficial Interest,
                            $.01 Par Value Per Share
                         -------------------------------
                         (Title of Class of Securities)

                                    284560109
                                    ---------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                December 9, 2003
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

                         (continued on following pages)


                              (Page 1 of 10 Pages)

CUSIP No.284560109                     13D/A                  Page 2 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         111,160 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         111,160 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     111,160 shares (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.4% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

                              (Page 2 of 10 Pages)

CUSIP No.284560109                     13D/A                  Page 3 of 10 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value Offshore Fund, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Not Applicable



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF          89,930 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING          89,930 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     89,930 shares (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.2% (See Items 5
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________

                              (Page 3 of 10 Pages)

CUSIP No.284560109                     13D/A                  Page 4 of 10 Pages


________________________________________________________________________________
1 NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         151,910 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         151,910 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     151,910 shares (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.0% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

                              (Page 4 of 10 Pages)

CUSIP No.284560109                     13D/A                  Page 5 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Capital Management LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         263,070 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         263,070 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     263,070 shares (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     3.3% (See Item 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO (Limited Liability Company)
________________________________________________________________________________
                              (Page 5 of 10 Pages)

CUSIP No.284560109                     13D/A                  Page 6 of 10 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS: Wynnefield Capital, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         89,930 shares (See Item 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0- (See Item 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         89,930 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0- (See Item 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     89,930 shares (See Item 5)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     1.2% (See Item 5)(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     CO
________________________________________________________________________________


                              (Page 6 of 10 Pages)

     This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 2") is being filed to amend the Statement of Beneficial Ownership on Schedule 13D, filed with the Securities and Exchange Commission (the "Commission") on January 7, 2003, as amended by Amendment No. 1, filed with the Commission on July 24, 2003 (together, the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI") (collectively, the "Wynnefield Group"). Each of this Amendment No. 2 and Schedule 13D are with respect to common shares of beneficial interest, $.01 par value per share, of ElderTrust, a Maryland real estate investment trust with its principal executive offices located at 2711 Centerville Road, Suite 108, Wilmington, Delaware 19808 (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The response to Item 3 is hereby supplemented and amended by adding thereto the following:

     This Amendment No. 2 relates only to sales of Common Stock. The source and amount of funds initially expended by members of the Wynnefield Group to acquire Common Stock was previously reported in the Schedule 13D.


ITEM 4. PURPOSES OF TRANSACTION.

     The response to Item 4 is hereby supplemented and amended by adding thereto the following:

On December 9, 2003 the Wynnefield Group sold an aggregate of 55,800 shares of Common Stock on the open market at market price of $12.46 per share. The sales of Common Stock of December 9, 2003 resulted in the Wynnefield Group beneficially owning less than 5% of the total outstanding shares of Common Stock of the Issuer, terminating the reporting obligation of the Wynnefield Group under Section 13(d) of the Securities Exchange Act of 1934, as amended.


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

The response to Item 5 is hereby amended and restated in its entirety as follows:

(A) - (C) As of December 22, 2003, the Wynnefield Group beneficially owned in the aggregate 353,000 shares of Common Stock, constituting approximately 4.5 % of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,784,446 shares outstanding on November 17, 2003, as set forth in the Issuer's most recent report on Form 10-Q/A for the period ended September 30, 2003 filed with the Securities and Exchange Commission on November 17,


                              (Page 7 of 10 Pages)

2003). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                                     APPROXIMATE
                               NUMBER OF             PERCENTAGE OF
        NAME                    SHARES               OUTSTANDING SHARES
        ----                    ------               ------------------
        Partnership *           111,160               1.4%
        Partnership-I *         151,910               2.0 %
        Fund **                 89,930                1.2 %

     * WCM has an indirect beneficial ownership interest in these shares of Common Stock.

     ** WCI has an indirect beneficial ownership interest in these shares of Common Stock.

     WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

     Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

     WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

     Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

     Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment No. 2 for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 353,000 shares of Common Stock, constituting


                              (Page 8 of 10 Pages)
approximately 4.5% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,784,446 shares outstanding on November 17, 2003, as set forth in the Issuer's most recent report on Form 10-Q/A for the period ended September 30, 2003 filed with the Securities and Exchange Commission on November 17, 2003).

     The filing of this Amendment No. 2 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 2, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

     The Wynnefield Group has made sales of shares of Common Stock during the last 60 days, as follows:


Name               Date                  Number of Shares      Price Per Share
----               ----                  ----------------      ---------------
Partnership        December 9, 2003      22,900                $12.46

Partnership - I    December 9, 2003      32,900                $12.46

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.


                              (Page 9 of 10 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 22, 2003

                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                               By:    Wynnefield Capital Management, LLC,
                                      General Partner

                               By:    /s/ Nelson Obus
                                      Nelson Obus, Co-Managing Member

                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                               By:    Wynnefield Capital Management, LLC,
                                      General Partner

                               By:    /s/ Nelson Obus
                                      Nelson Obus, Co-Managing Member


                               WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                               By:    Wynnefield Capital, Inc.


                               By:    /s/ Nelson Obus
                                         Nelson Obus, President

                               WYNNEFIELD CAPITAL MANAGEMENT, LLC


                               By:    /s/ Nelson Obus
                                       Nelson Obus, Co-Managing Member

                               WYNNEFIELD CAPITAL, INC.


                               By:    /s/ Nelson Obus
                                      Nelson Obus, President

                             (Page 10 of 10 Pages)